FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of August, 2008

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      ✓   Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )

Yes _____  No       ✓

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )

N/A

China Netcom Group Corporation (Hong Kong) Limited
 Building C, No. 156, Fuxingmennei Avenue
Xicheng District
Beijing, 100031 PRC

This Form 6-K consists of：

an announcement of 2008 interim results of China Netcom Group Corporation (Hong Kong) Limited (the“Registrant”), made by the Registrant on August 25, 2008.

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED
中 國 網 通 集 團 (香 港) 有 限 公 司
(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(Stock Code: 906)

2008 INTERIM RESULTS ANNOUNCEMENT

CHAIRMAN’S STATEMENT

Dear Shareholders:

In the first half of 2008, the Company integrated its resources for actively developing innovative businesses, especially the broadband services in its push for transformation into a “broadband communications and multimedia services provider”, and achieved good results in the strategy. The revenue generated from innovative businesses grew by 26.2% compared to the first half of 2007, and accounted for 40.6% of total revenues, up 8.5 percentage points over the same period of last year. Our performance in this business segment helped to partly offset the continuing negative impact of fixed-mobile substitution.

I          Financial Performance

The Company generated revenue of RMB 41,125 million in the first half of 2008. Excluding upfront connection fees of RMB 505 million, revenue was RMB 40,620 million, representing a decrease of 0.15% over the same period of last year (unless otherwise specified, all reported data hereafter exclude the effect of upfront connection fees). Net profit was RMB 5,877 million, up 11.9% year on year because of the change in corporate tax rate and gain on non-cash transactions. If the impact of non-cash transactions was excluded, the net profit would be RMB 5,420 million, up 3.2% year-on-year.

The Company continued to execute its capital expenditure improvement plan in the first half of 2008. It controlled investment in traditional businesses to enhance free cash flow. It also increased investment in innovative businesses in order to create a foundation for sustainable growth in future. The Company reported a decline in total capital expenditure of 10.7% year-on-year to RMB 7,527 million. In particular, investment in the businesses of fixed-line and PHS only accounted for 4.4% of the total, down 13.2 percentage points compared to the same period last year. The Company reported an increase in free cash flow of 3.7% year-on-year to RMB8,428 million.

Improving free cash flow and capital management led to reduction in our debt level and greater financial strength. As of June 30, 2008, the Company’s interest-bearing debt totaled RMB 55,190 million, a 10.6% decline compared to the end of 2007. Debt-to-equity ratio decreased to 36.6% from 39.8% as of the end of 2007.

II         Business Performance

In the first half of 2008, innovative businesses maintained growth momentum, while traditional fixed-line services saw a continued falloff as fixed-mobile substitution accelerated, and the trend spread to long-distance voice business. In the first half of 2008, revenue generated from innovative businesses made up for most of the decline in traditional fixed-line services.

Innovative Businesses

Revenue from innovative businesses was RMB 16,480 million in the first half of 2008. The amount was up 26.2% over the same period of last year, accounting for 40.6% of the total. This growth was mainly attributable to the rapid expansion of broadband services. Other innovative businesses, such as ICT (information communications technology), advertising and media services, also performed well. The innovative business segment posted growth overall.

As of June 30, 2008, broadband subscribers increased to 23,355 thousand. This represented a net growth of 3,587 thousand when compared to the end of 2007. Our share of the broadband market in our serviced areas was 90.4%, up 1.5 percentage points year on year.

While the number of the Company’s broadband services customers was growing fast, the Company continued to step up effort to develop broadband content and application services with an aim to increasing revenue contribution from the services. The Company improved the business model based upon “content & application + access.” In the first half of 2008, a full-scale upgrade of “CNC MAX” Client introduced enriched content and a new charging system. This led to a significant increase in penetration rate for content and application services among broadband subscribers. In April 2008, the Company initiated its Net Vision Plan leveraging the Company’s network resource superiority and advanced P2P technology as well as its partnership with various content providers. The Plan aims to provide enriched, high-definition, authorized online video content for the subscribers. By June 30, 2008, the Company had signed trial contracts with 18 media content providers. In April 2008, the Company launched the video monitoring service “CNC Eye” for residential subscribers and small and medium-sized enterprises. “CNC Eye” provides internet-based services, such as large-scale monitoring, remote access and centralized control. By the end of June 30, 2008, over 40 thousand video monitoring stands had been built. We believe that revenue contribution from the broadband content and application services and ARPU from broadband subscribers will both increase as the penetration of content and application services among the subscribers rises.

Revenue from broadband services in the first half of 2008 was RMB 8,859 million, a year-on-year increase of 38.8%. Broadband services accounted for 21.8% of total revenues, up 6.1 percentage points over the same period of last year. ARPU was RMB 68.5. Revenue generated from broadband content and applications was RMB 1,270 million, up 69.1% over the same period of last year, accounting for RMB 9.8 of broadband ARPU.

In the first half of 2008, the Company’s strategy for the ICT businesses was to enhance its capability for providing integrated ICT solutions for key industries, as well as to move towards the high end of the value chain, with an aim to improving the profitability of its ICT business. We made breakthroughs in enhancing our capability for serving such key sectors and industries as the government, environmental protection and transportation. The Company won a number of key projects for clients including the Ministry of Civil Affairs’ information systems for a minimum standard of living, pollution source monitoring for the province of Neimenggu Autonomous Region and electronic police system integration for Shenyang municipality.

The Company established a call center carrier firm in the first half of 2008. It has been working with Miyun County Government in Beijing to build an industrial base for the Company’s call center in the county. The move will create an edge for the Company in the outsourcing services through the call centre business’s specialized and professional operation and management.

In the first half of 2008, ICT revenue grew by 28.5% year on year to RMB1,882 million, and accounted for 4.6% of total revenue.

During the first half of 2008, we were improving the professional operation of our advertising and media businesses. Improvements have included the integration of information and data bases for the “Yellow Pages” and integration of media channels so that the Company and its branches can better share the resources. Our “Phone Navigation,” “Yellow Pages” and “Online advertising” demonstrated robust growth. Revenue from advertising and media services was RMB 413 million, up by 339.4% year on year. Our strength in advertising and media business is becoming more and more prominent.

Traditional fixed-line services:

During the first half of 2008, our traditional fixed-line service faced major challenges. We are losing local access subscribers, leading to a decline in revenue from the traditional business. As of June 30, 2008, we had 108,510 thousand local access subscribers, 2,310 thousand less than at the end of 2007. Of this number, fixed-line subscribers declined by 1,499 thousand, while PHS subscribers declined by 811 thousand.

Considering the continuous decline in subscribers of our fixed-line business and PHS, our strategy for 2008 is to use high-quality and bundled services, reformed pricing mechanisms, and improved customer experience to promote customer loyalty and thus arrest the decline in subscribers. We are working to upgrade the “Family 1+” from bundled services to household-oriented multimedia information services. In May 2008, we launched a family gateway, which offered comprehensive information services to “Family 1+” customers, combining simultaneous access to the internet through various PCs, wireless internet access, family video monitoring and IPTV services.

By the end of the first half of 2008, there were 9,971 thousand “Family 1+” subscribers. Penetration rate among broadband subscribers for the “Family 1+” service was 36%. The increasing penetration rate for “Family 1+” and enriching functions of the family gateway could make our customer enjoy the multimedia services more during informatization and unlock the value of our fixed-line network.

III.      Broadband Olympics

As a focus of the world’s attention, the 2008 Beijing Olympic Games has been successfully held. As the official partner for fixed-line communications for the Games, the Company successfully carried out the work to ensure the smooth operation of television transmission, broadband internet, WLAN (wireless local area network) and telecommunication support for the sport events. We are proud to have shown the world the marvels of the “Broadband Olympic” through our high speed network, convenient internet access, various communication products, and high service standards.

We have built a high-speed and smooth broadband network to deliver the “Broadband Olympics”. The network enables us to stimulate and satisfy the subscribers’ demand for information about the Olympics as well as their demand for content and applications at a higher level. In the process, the Company has developed its capability for providing total solution for corporate customers, boosting the development of its broadband business and ICT business, as well as enhancing the awareness about the Company’s brand and service standard.

We believe that, after the 2008 Beijing Olympic Games, the high-quality broadband network established during the Olympic Games as well as the broadband consumption habit developed during the Olympic Games, will lead to a fast and sustainable growth in the innovative business and thus help catalyze the Company’s strategic transformation.

IV.      Merger

On June 2, 2008, China Unicom Limited (China Unicom) and the Company issued a joint announcement, detailing proposals by China Unicom for a merger of the two companies by way of a scheme of arrangement, which will be completed by an exchange of shares. Pursuant to the proposals, each share of the Company is to be exchanged for 1.508 shares of China Unicom, and each American Depositary Share of the Company is to be exchanged for 3.016 China Unicom American Depositary Shares. The merger is awaiting approval from the shareholders of the Company and China Unicom.

We believe that, given the global shift to mobile and broadband communications, the merger with China Unicom will serve the long-term development interests of the Company and shareholders. The merger will enable the new company to give full play to the competitive advantages of both predecessor companies, and bring the synergy into play. The new company is also expected to have access to a 3G license. This will give the new company a basis in a higher-level industrial chain and give it more stability and staying power in the domestic telecommunications market. It will also increase value to shareholders of both companies.

V.       Changes of directors

On May 22, 2008, Mr. Victor Cha Mou Zing retired as independent non-executive director of the Company. On May 23, 2008, Mr. Zhang Chunjiang and Mr. Zhang Xiaotie resigned as executive directors of the Company. On behalf of the Board, I would like to express my deep gratitude to Mr. Zhang Chunjiang, Mr. Zhang Xiaotie and Mr. Victor Cha Mou Zing for their outstanding contributions to the Company during their terms as directors.

VI.      Looking ahead

In the second half of 2008, we will increase investment in our innovative businesses, and step up effort to develop the innovative businesses, including the broadband services. We will continue the transformation of the “Family 1+” service in order to meet the demand of the household subscribers for high-quality multimedia services during informatization and to enhance the value of the fixed-line network. Meanwhile, we believe that the Company’s merger with China Unicom will support and strengthen execution of these strategies.

Finally, I would like to express my sincere gratitude to all shareholders for your support to the Company.

Zuo Xunsheng
Chairman and Chief Executive Officer

Hong Kong, August 25, 2008

GROUP RESULTS

China Netcom Group Corporation (Hong Kong) Limited (the “Company”) is pleased to announce the unaudited consolidated results of the Company and its subsidiaries (the “Group”) for the six months ended June 30, 2008.

UNAUDITED CONSOLIDATED CONDENSED INCOME STATEMENT
FOR THE SIX MONTHS ENDED JUNE 30 2008

		Six months ended June 30
	Note	2008	2007
		RMB million	RMB million
		Unaudited	Unaudited
			Restated
			Note 2(d)

Continuing operations:
Revenues	4	41,125	41,535
Depreciation and amortisation		(12,964)	(12,620)
Networks, operations and support		(6,396)	(6,645)
Staff costs		(6,202)	(5,732)
Selling, general and administrative		(4,520)	(4,863)
Other operating expenses		(2,376)	(1,721)
Other operating income	6	752	210

Operating Profit before interest income		9,419	10,164
Interest income		34	67

Profit from operations		9,453	10,231
Finance costs		(1,292)	(1,770)

Profit before taxation		8,161	8,461
Taxation	7	(1,779)	(2,355)

Profit for the period from continuing operations		6,382	6,106

Discontinued operations:
Profit for the period from discontinued operations		—	624

	Six months ended June 30
Note	2008	2007
	RMB million	RMB million
	Unaudited	Unaudited
		Restated
		Note 2(d)

Profit for the period attributable to shareholders of the Company		6,382	6,730

Earnings per share for profit from continuing operations attributable to shareholders of the Company forthe period
- Basic earnings per share	9	0.95	0.92

- Diluted earnings per share	9	0.94	0.91

Earnings per share for profit from discontinued operations attributable to shareholders of the Company for the period
- Basic earnings per share	9	—	0.09

- Diluted earnings per share	9	—	0.09

Earnings per share for profit attributable to shareholders of the Company for the period
- Basic earnings per share	9	0.95	1.01

- Diluted earnings per share	9	0.94	1.00

UNAUDITED CONSOLIDATED CONDENSED BALANCE SHEET
AS AT JUNE 30 2008

	Note	As at June 30 2008	As at December 31 2007
		RMB million	RMB million
		Unaudited	Audited

Assets

Current assets
Cash and bank deposits		4,686	5,395
Accounts receivable	10	8,252	8,458
Inventories and consumables		288	287
Prepayments, other receivables and other current assets		1,196	1,021
Due from holding companies and fellow subsidiaries		189	347

Total current assets		14,611	15,508

Non-current assets
Fixed assets		152,044	156,948
Construction in progress		5,372	3,990
Lease prepayments		2,474	2,494
Intangible assets		1,442	1,552
Deferred tax assets		2,856	2,693
Other non-current assets		2,928	3,243

Total non-current assets		167,116	170,920

Total assets		181,727	186,428

Liabilities and equity

Current liabilities
Accounts payable	11	17,074	15,639
Accruals and other payables		3,124	2,950
Short-term commercial paper		—	20,000
Short-term bank loans		30,328	11,850
Current portion of long-term bank and other loans		4,723	5,322
Due to holding companies and fellow subsidiaries		4,531	4,598
Current portion of deferred revenues		6,865	7,103
Current portion of provisions		3,361	3,381
Taxation payable		1,895	3,750

Total current liabilities		71,901	74,593

Net current liabilities		(57,290)	(59,085)

Total assets less current liabilities		109,826	111,835

Non-current liabilities
Long-term bank and other loans		12,861	14,425
Corporate bonds		2,000	2,000
Due to holding companies and fellow subsidiaries		3,318	6,169
Deferred revenues		3,604	4,314
Provisions		2,043	2,007
Deferred tax liabilities		819	856
Other non-current liabilities		15	12

Total non-current liabilities		24,660	29,783

Total liabilities		96,561	104,376

Financed by:
Share capital		2,213	2,206
Reserves		82,953	79,846

Shareholders’ equity		85,166	82,052

Total liabilities and equity		181,727	186,428

Notes to the Unaudited Interim Financial Statements

1         The Group and its principal activities

Background of the Group

China Netcom Group Corporation (Hong Kong) Limited (the “Company”) was incorporated on October 22, 1999 in the Hong Kong Special Administrative Region (“Hong Kong”) of the People’s Republic of China (“PRC”) as a limited liability company under the Hong Kong Companies Ordinance, the shares of the Company were listed on The Stock Exchange of Hong Kong Limited on November 17, 2004 and the ADSs were listed on New York Stock Exchange Inc. on November 16, 2004.

On January 15, 2007, the Company’s wholly owned subsidiary, China Netcom (Group) Company Limited (“CNC China”), entered into an assets transfer agreement with its ultimate holding Company, China Network Communications Group Corporation (the “China Netcom Group”). Pursuant to the agreement, CNC China agreed to dispose of its assets and liabilities in relation to its telecommunications operations in Guangdong Province and Shanghai Municipality branches (“Guangdong and Shanghai Branches”) in the PRC for consideration of RMB3.5 billion. On February 14, 2007, the independent shareholders passed an ordinary resolution to approve the disposal. The disposal was completed on February 28, 2007 upon the approval granted from the original Ministry of Information Industry.

After the disposal of the Guangdong and Shanghai branches, the operation areas of the Group included Beijing Municipality, Tianjin Municipality, Hebei Province, Liaoning Province, Shandong Province, Henan Province, Shanxi Province, Neimenggu Autonomous Region, Jilin Province and Heilongjiang Province in the PRC.

On December 5, 2007, China Netcom Group System Integration Limited Corporation (“System Integration Corporation”), a wholly owned subsidiary of CNC China, entered into an Equity Interest Transfer Agreement with China Netcom Group Beijing Communications Corporation, pursuant to which System Integration Corporation agreed to acquire the entire equity interest of Beijing Telecommunications Planning and Designing Institute Corporation Limited (“Beijing Telecom P&D Institute”) from China Netcom Group Beijing Communications Corporation for a total consideration of RMB298.9 million. The consideration was paid through a one-off cash payment. The acquisition was registered with Beijing Property Transaction Administrative House and the ownership was transferred on December 31, 2007. Prior to the acquisition, Beijing Telecom P&D Institute was a wholly owned subsidiary of China Netcom Group Beijing Communications Corporation, which is a wholly owned subsidiary of China Netcom Group.

On May 24, 2008, the Ministry of Industry and Information Technology, the National Development and Reform Commission and the Ministry of Finance of the PRC jointly made an announcement on Deepening the Reform of the Structure of the Telecommunications Sector which stated that the PRC government will deepen the reform of the structure of the telecommunications sector. This encouraged the formation of three market competitors where each has nationwide network resources, relatively comparable strength and scale, as well as full service operation capabilities; it also noted that the allocation of telecommunications resources will be further optimized and the competition structure will be improved, and that three third generation mobile telecommunications licences will be granted once the contemplated restructuring is completed. The boards of directors of China Unicom Limited (“Unicom”) and the Company jointly announced on June 2, 2008 that Unicom had formally presented a proposal to the board of directors of the Company and requested that the board put forward the proposal to the shareholders of the Company to consider the merger of Unicom and the Company by way of a scheme of arrangement by the Company under Section 166 of the Hong Kong Companies Ordinance. Upon completion of the merger, the issued shares of the Company, the issued shares underlying the ADSs of the Company and the outstanding share options of the Company will be cancelled. The Company will become a wholly-owned subsidiary of Unicom, and the listings of the Company’s shares and the Company’s ADSs on the Hong Kong Stock Exchange and the New York Stock Exchange will be withdrawn. The completion of the proposed merger is subject to certain conditions precedent, which include the results of the voting of the shareholders of the Company at the court meeting and extraordinary general meeting to be held on 17 September 2008.

The Group’s principal services

Currently, the Group’s principal services consist of:

•    Fixed line voice and value-added services, comprising:

(a)	Local, domestic long distance and international long distance services;

(b)	Value-added services, including caller identity, telephone information services; and

(c)	Interconnection services provided to other domestic telecommunications operators including the fellow subsidiary owned by China Netcom Group operating outside the ten service regions;

•    Broadband services and other Internet-related services;

•
Information Communications Technology Services, including system integration, software services, outsourcing services, professional consulting services, professional services related with network information and disaster recovery, and other integrated solutions to client based on information and communications industry;

•    Business and data communications services, including managed data services and leased line services; and

•    Advertising and media services.

2           Basis of presentation

(a)
These unaudited consolidated condensed financial statements (the “interim financial statements”) have been prepared in accordance with Hong Kong Accounting Standard (“HKAS”) 34, “Interim Financial Reporting” issued by the Hong Kong Institute of Certified Public Accountants (the “HKICPA”) and the disclosure requirements of the Hong Kong Companies Ordinance and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The interim financial statements include the financial information of the Company and its subsidiaries and have been prepared in accordance with the same accounting policies adopted in the 2007 financial statements and the new accounting policies as set out in Note 3 below. These interim financial statements should be read in conjunction with the Group’s 2007 financial statements.

(b)
A significant percentage of the Group’s funding requirements is achieved through short term borrowings. Consequently, the balance sheet indicates a significant working capital deficit. In the past, a substantial portion of the Group’s short term borrowings have been rolled over upon maturity. Based on the Group’s history of obtaining financing, its relationships with its bankers and its operating performance, the directors consider that the Group will continue to be able to roll over such short term financing, or will be able to obtain sufficient alternative sources of financing to enable it to operate and meet its liabilities as and when they fall due.

(c)
On January 15, 2007, CNC China entered into an assets transfer agreement with China Netcom Group to dispose of its assets and liabilities relating to its telecommunications operations in Guangdong and Shanghai branches in the PRC and the disposal was completed on February 28, 2007. In accordance with Hong Kong Financial Reporting Standard (“HKFRS”) 5 “Non-current assets held for sales and discontinued operations” issued by the HKICPA, the results and cash flows of the operations of Guangdong and Shanghai branches for the six months ended June 30, 2007 have been presented as discontinued operations.

(d)
On December 5, 2007, System Integration Corporation entered into an Equity Interest Transfer Agreement with China Netcom Beijing Communications Corporation, pursuant to which System Integration Corporation agreed to acquire the entire equity interest of Beijing Telecom P&D Institute from China Netcom Group Beijing Communications Corporation. Before the acquisition, Beijing Telecom P&D Institute was a wholly owned subsidiary of China Netcom Group Beijing Communications Corporation, which is a wholly owned subsidiary of China Netcom Group. Since China Netcom Group is the ultimate holding company of the Group, the acquisition is a business combination under common control. Therefore, the Group accounted for this acquisition using the pooling of interest method according to Accounting Guideline No. 5 - Merger Accounting for Common Control Transactions (“AG 5”). The acquired businesses and assets are recorded at book value under HKFRS as if the businesses and assets of Beijing Telecom P&D Institute have been owned by the Group from the earliest comparative period presented. Accordingly, the financial information for the six months ended June 30, 2007 has been restated.

3           Accounting policies

Except as described below, the accounting policies adopted for six months ended June 30, 2008 are consistent with those of the annual financial statements for the year ended December 31, 2007 as described in the 2007 annual financial statements.

Taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected total annual earnings.

The following standards, amendments and interpretations to published standards are mandatory for accounting periods beginning on or after January 1, 2008. The Group adopted them in the six months ended June 30, 2008, but they do not have any significant impact on the financial statements of the Group.

•    HK(IFRIC) - Int 11, ‘HKFRS 2 — Group and treasury share transactions’

•    HK(IFRIC) - Int 12, ‘Service concession arrangements’

•    HK(IFRIC) - Int 14, ‘HKAS 19 — the limit on a defined benefit asset, minimum funding requirements and their interaction’

4           Revenues

Revenues represent the turnover of the Group and are derived from the provision of fixed line telecommunications and related services, net of the PRC business taxes and government levies amounting to RMB 1,171 million (For the six months ended June 30, 2007: RMB 1,165 million). The Group’s revenues by business nature can be summarized as follows:

	Six months ended June 30
	2008	2007
	RMB million	RMB million
	Unaudited	Unaudited
		Restated Note 2(d)

Revenues
Local usage fees	9,072	10,281
Monthly telephone services	5,132	6,697
Upfront installation fees	599	653
DLD usage fees	3,945	4,471
ILD usage fees	356	411
Value-added services	2,993	3,035
Interconnection fees	3,951	4,203

Upfront connection fees	505	855
Broadband services	8,859	6,383
Other Internet-related services	301	249
Managed data services	538	641
Leased line income	1,494	1,189
Information communications technology services	1,882	1,465
Advertising and media services	413	94
Other services	1,085	908

Total	41,125	41,535

5           Segmental reporting

Business segments provide services that are subject to risks and returns that are different from other business segments. Geographical segments provide services within a particular economic environment that is subject to risks and returns that differ from those of components operating in other economic environments. Currently the Group has one business segment, the provision of fixed line telecommunications services. Less than 10% of the Group’s assets and operations are located outside the PRC. Accordingly, no business and geographical segment information is presented.

6           Other operating income

Other operating income mainly included a pre-tax gain on the non-monetary asset exchanges of RMB 610 million (For the six months ended June 30, 2007, there is no such transaction). For the six months ended June 30, 2008, the Group replaced copper cables in some network infrastructure with optical fibers and related equipments. Most of this replacement was done through non-monetary asset exchanges with suppliers, whereby optical fibers and related equipments were exchanged for the Group’s own copper cables. The assets received was recorded at the fair value of the assets surrendered. The difference between fair value and net book value of the assets surrendered was recorded in current period’s income statement. For the six months ended June 30, 2008, the net book value and fair value of copper cables surrendered were RMB 324 million and RMB 934 million respectively. A pre-tax gain on the non-monetary asset exchanges of RMB 610 million is recognized in the income statement for the current period.

7           Taxation

	Six months ended June 30
	2008	2007
	RMB million	RMB million
	Unaudited	Unaudited
		Restated Note 2(d)

PRC enterprise income tax (“EIT”)	1,971	2,589
Overseas profit tax	9	11
Deferred taxation-continuing operations	(201)	(194)
Deferred taxation-change in statutory taxation rate	—	(51)

Taxation charges	1,779	2,355

The provision for EIT is calculated based on the statutory income tax rate of 25% (For the six months ended June 30, 2007: 33%) on the assessable profit of each of the entities now comprising the Group in the PRC as determined in accordance with the relevant income tax rules and regulations in the PRC.

Taxation on profits derived from certain subsidiaries outside the PRC, including Hong Kong, has been calculated on the estimated assessable profit at the rates of taxation ranging from 17.50% to 34.00%, prevailing in the countries in which those entities operate.

On March 16, 2007, the National People’s Congress approved the Enterprise Income Tax Law of the People’s Republic of China (the “New EIT Law”). This New EIT Law reduces the enterprise income tax rate for domestic enterprises from 33% to 25% with effect from January 1, 2008.

On December 6, 2007, the State Council promulgated the Detailed Implementation Regulations for the implementation of the Enterprise Income Tax Law of the People’s Republic of China (the “New EIT Implementation Regulations”), with effect from January 1, 2008. Per a bilateral tax affairs agreement, enterprises incorporated in Hong Kong are required to pay a 5 percent corporate income tax on profits distributed from its subsidiaries incorporated in the PRC. On February 22, 2008, the Ministry of Finance and the State Administration of Taxation jointly issued Circular on Preferential Policies of Enterprise Income Tax (“CaiShui [2008] Circular No. 1”). In accordance with the CaiShui [2008] Circular No. 1, earnings of foreign investment enterprises generated in or after 2008 and distributed to foreign investors should pay the withholding tax. As stipulated in New EIT Law, if earnings of tax resident enterprise are distributed to another tax resident enterprise, the withholding tax could be exempted. According to New EIT Law and New EIT Implementation Regulations, a tax resident enterprise is an entity incorporated in PRC, or incorporated outside PRC but its “place of effective management” is in the PRC. At present, the tax authority has not yet announced the formal guideline on the certification procedures of tax resident enterprise. The Company preliminarily assessed and concluded that it satisfied the definition of tax resident enterprise. Therefore, as of June 30, 2008, there is no deferred tax liability accrued in the Group´s interim financial statements for the CNC China´s undistributed profit generated in the six months ended June 30, 2008. The Group will continue to assess the impact to financial statements when further guideline is issued.

8         Profit distributions

	Six months ended June 30
	2008 (Note(i))		2007
	HK$ million	RMB million	HK$ million	RMB million
	Unaudited	Unaudited	Unaudited	Unaudited

Dividend distributed during the period	3,960	3,499	3,678	3,600

Notes:

(i)
Pursuant to the shareholder’s approval at the Annual General Meeting held on May 22, 2008, a final dividend of HK$0.592 per share totaling RMB 3,499 million in respect of the year ended December 31, 2007 was declared and was paid on June 12, 2008, which has been reflected as a reduction of retained earnings for the six months ended June 30, 2008.

(ii)	No interim dividend has been proposed by the directors for the period ended June 30, 2008. The payment of any future dividends will be determined by the Board of Directors.

(iii)	Appropriation to statutory reserve

According to a PRC tax approval document issued by the Ministry of Finance and State Administration of Taxation to the Group, the Group’s upfront connection fees are not subject to EIT and an amount equal to the upfront connection fees recognised in the retained earnings should be transferred from retained earnings to a statutory reserve. At June 30, 2008, the Company has made an aggregated appropriation of 11,211 million to the statutory reserve (At June 30, 2007: RMB 10,044 million). For the six months ended June 30, 2008, the Company made an appropriation of RMB 505 million (For the six months period ended June 30, 2007: RMB 855 million).

9           Earnings per share

Basic earnings per share are computed using the weighted average number of ordinary shares outstanding during the period. Diluted earnings per share are computed using the weighted average number of ordinary shares and potential ordinary shares outstanding during the period.

The following table sets forth the computation of basic and diluted earnings per share:

	Six months ended June 30
	2008	2007
	(in RMB million, except share and per share data)
	Unaudited	Unaudited
		Restated Note 2(d)

Numerator:
Profit for the period
- Continuing operations	6,382	6,106
- Discontinued operations	—	624

	6,382	6,730

Denominator:
Weighted average number of ordinary shares outstanding and shares used in computing basic earnings per share	6,686,088,782	6,651,863,638
Diluted equivalent shares arising from share options	76,232,189	79,595,001

Shares used in computing diluted earnings per share	6,762,320,971	6,731,458,639

Basic earnings per share (RMB)
- Continuing operations	0.95	0.92

- Discontinued operations	—	0.09

- Profit for the period	0.95	1.01

Diluted earnings per share (RMB)
- Continuing operations	0.94	0.91

- Discontinued operations	—	0.09

- Profit for the period	0.94	1.00

10       Accounts receivable

Amounts due from the provision of fixed line telecommunications services to residential and business customers are due within 30 days from the date of billing. Residential customers who have accounts overdue by more than 90 days will in normal circumstances have their services disconnected. Accounts receivable from other telecommunications operators and customers are due generally between 30 to 90 days from the billing date.

The ageing analysis of accounts receivable based on the billing date is as follows:

	As at June 30 2008	As at December 31 2007
	RMB million	RMB million
	Unaudited	Audited

0-30 days	5,236	5,682
31-90 days	1,758	1,866
Over 90 days	3,116	2,308

Total	10,110	9,856

Less: Allowance for doubtful debts	(1,858)	(1,398)

Net carrying amounts	8,252	8,458

The carrying value of accounts receivable approximates their fair values based on cash flows discounted using a market rate of 7.47% (December 31, 2007: 7.47%).

Included in accounts receivable are amounts due from other state-owned telecommunication operators amounting to RMB 757 million as at June 30, 2008 (December 31, 2007: RMB 833 million).

11       Accounts payable

	As at June 30 2008	As at December 31 2007
	RMB million	RMB million
	Unaudited	Audited

0-30 days	6,264	6,214
31-60 days	1,842	1,462
61-90 days	1,315	1,266
91-180 days	2,444	2,251
Over 180 days	5,209	4,446

Total	17,074	15,639

Included in accounts payable were amounts due to other state-owned telecommunications operators amounting to RMB 37 million as at June 30, 2008 (December 31, 2007: RMB 23 million).

12.      Significant subsequent events

On August 15, 2008, the Company issued a scheme document in relation to the proposed merger between the Company and Unicom to its shareholders. The completion of the proposed merger is subject to certain conditions precedent, which include the results of the voting of the shareholders of the Company at the court meeting and extraordinary general meeting to be held on September 17, 2008.

Interim dividend

The board of directors of the Company has resolved that no interim dividend be paid for the six months ended June 30, 2008.

Audit Committee

The Audit Committee reviewed with management the accounting policies and practices adopted by the Group and discussed auditing, internal control and financial reporting matters including the review of the unaudited interim financial statements for the six months ended June 30, 2008.

Compliance with the code provisions set out in the Code on Corporate Governance Practices

Throughout the six months ended June 30, 2008, other than the roles of the Chairman and the Chief Executive Officer being performed by Mr. Zuo Xunsheng with effect from May 25, 2008, the Company has complied with all code provisions of the Code on Corporate Governance Practices as set out in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”).

Mr. Zuo Xunsheng joined the Board of Directors of the Company in May 2006 and has been an Executive Director and Chief Executive Officer of the Company since his appointment to the Board. After the resignation of Mr. Zhang Chunjiang from his positions as Chairman and Executive Director of the Company on May 23, 2008, Mr. Zuo Xunsheng was re-designated as the Chairman of the Company with effect from May 25, 2008. Mr. Zuo Xunsheng continues to hold his positions as Executive Director and Chief Executive Officer of the Company after the re-designation.

The Company considers that the combination of the roles of the Chairman and the Chief Executive Officer can promote the efficient formulation and implementation of the Company’s strategies which will enable the Group to grasp business opportunities efficiently and promptly. The Company considers that through the supervision of its Board and its Independent Non-executive Directors, a balancing mechanism exists so that the interests of the shareholders are adequately and fairly represented.

Under the amended Section 303A of the New York Stock Exchange Listed Company Manual, foreign issuers (including the Company) listed on the New York Stock Exchange, Inc. (the “NYSE”) are required to disclose a summary of the significant differences between their domestic corporate governance rules and NYSE corporate governance rules that would apply to a U.S. domestic issuer. A summary of such differences appears on our website at http://www.china-netcom.com/eng/about/summary.htm.

Compliance with the Model Code

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”) as set out in Appendix 10 to the Listing Rules. All directors have confirmed, following enquiry by the Company, which they have complied with the required standard set out in the Model Code throughout the period from January 1, 2008 to June 30, 2008.

Purchase, sale or redemption of the Company’s listed securities

During the six months ended June 30, 2008, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company’s listed securities.

PUBLICATION OF INTERIM RESULTS ON THE WEBSITES OF THE STOCK EXCHANGE OF HONG KONG LIMITED AND THE COMPANY

The 2008 Interim Report will be dispatched to shareholders as well as made available on the HKExnews website of The Stock Exchange of Hong Kong Limited at http://www.hkexnews.hk as well as the website of the Company at http://www.china-netcom.com.

The 2008 interim financial information set out above does not constitute the Group’s statutory financial statements for the six months ended June 30, 2008 but is extracted from the consolidated condensed financial statements for the six months ended June 30, 2008 to be included in the 2008 Interim Report.

Forward-looking statements

This announcement includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Save for statements of historical facts, all statements in this announcement that address activities, events or developments which the Company expects or anticipates will or may occur in the future are hereby identified as forward looking statements for the purpose of the safe harbour provided by Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. The words such as believe, intend, expect, anticipate, project, estimate, predict, plan and similar expression are also intended to identify forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.

As at the date of this announcement, the board of directors of the Company comprises Mr. Zuo Xunsheng, Ms. Li Jianguo and Mr. Li Fushen as executive directors, Mr. Yan Yixun, Mr. Cesareo Alierta Izuel and Mr. José María Álvarez-Pallete as non-executive directors and Mr. John Lawson Thornton, Dr. Qian Yingyi, Mr. Hou Ziqiang and Mr. Timpson Chung Shui Ming as independent non-executive directors.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

By               /s/ Huo Haifeng

By               /s/ Mok Kam Wan

Name:       Huo Haifeng and Mok Kam Wan

Title:          Joint Company Secretaries

Date: August 25, 2008